UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

 Commission File Number 001-35991

AENZA S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

January 13, 2021

In accordance with the provisions set forth in article 28 of the Sole Unified Text of the Securities Market Law (Texto Único Ordenado de la Ley del Mercado de Valores) approved by Supreme Decree No. 093-2002-EF, and the Regulation of Relevant Events and Reserved Information (Reglamento de Hechos de Importancia e Información Reservada), approved by SMV Resolution No. 005-2014-SMV-01, we hereby inform to you, as a Relevant Event, that our Board of Directors approved in its meeting conducted on January 13, 2021, the:

(i)
the specific terms and conditions of the issuance of convertible bonds to be placed by private offering, which was approved by our General Shareholders' Meeting dated November 2, 2020, which are detailed in Annex No. 1 of this communication; and

(ii)
the terms and conditions, including the registration and delivery dates, for the exercise of the preemptive subscription right, both in the first and second subscription rounds, within the framework of the issuance of convertible bonds into shares, which are detailed in Annex No. 2 of this communication.

Likewise, by virtue of the powers granted at the aforementioned Board of Directors meeting, we have entered into an Indenture for the issuance of convertible bonds into share (the “Indenture”) dated January 13, 2021 with Kallpa Securities Sociedad Agente de Bolsa S.A., who will act as representative of, in the interest, on behalf and for the benefit of, the holders of the convertible bonds.
Important Information for the bondholders:

It is hereby stated that the convertible bonds to be issued have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act of 1933”), or under the securities laws of any state or jurisdiction outside Peru.
In this sense, the securities that will be issued will be made available to investors only in Peru in accordance with the applicable Peruvian legislation (General Corporation Law (Ley General de Sociedades), Law No. 26887, and Sole Unified Text of the Securities Market Law (Texto Único Ordenado de la Ley del Mercado de Valores) approved by Supreme Decree No. 093-2002-EF, as both rules have been modified from time to time), and may not be offered, sold, resold, transferred, delivered or distributed, directly or indirectly, in or within the United States of America under the securities laws of that country or in other jurisdictions where it is prohibited. In addition, convertible bonds that are issued may not be offered, sold or subscribed, except through a transaction that is exempt from, or not subject to, the registration requirements of the U.S. Securities Act of 1933.
This communication is not an offer to sell or a request to receive offers to buy securities in the United States of America or from persons from that country.

Without any other particular, we remain yours.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: January 13, 2020

Annex No. 1

Specific Terms and Conditions for the Issuance of Convertible Bonds to be Placed by Private Offering

The specific terms and conditions for the issuance of convertible bonds to be placed by private offering, which are detailed in this Annex No. 1, must be understood as referential; thus, in the event of any discrepancy between them and those contained in the Indenture, the latter must prevail.

1. Issuer	Aenza S.A.A. (formerly Graña y Montero S.A.A.) (the “Issuer” or the “Company”).
2. Type of instrument
Debt representative obligations of the Issuer (the “Bonds”) convertible into new common shares, with voting rights, representing a part of the Issuer's capital stock (the “Shares”).

The Bonds will be nominative, indivisible, freely negotiable (subject to what is indicated in section 3) and will be represented by book entries in Cavali S.A. ICLV’s accounting record (“Cavali”).

3. Type of offer
The Bonds will be offered through a private placement, previously complying with the preemptive subscription process of the Issuer's shareholders (the “Shareholders”) in accordance with the General Corporation Law (the “GCL”) (Ley General de Sociedades).

The Bonds, once the preemptive subscription process provided for in the GCL has been completed, will be placed through a private offering directed to Institutional Investors, pursuant to the terms set forth in literal a) of article 5° of the Securities Market Law (the “SML”) (Ley de Mercado de Valores).

The Issuer may offer the Bonds that are not subscribed after the preemptive subscription process to offerors of public offerings (Ofertas Publicas de Adquisición or OPA for its acronym in Spanish) that are liquidated after the cut-off or registration date for the exercise of the preemptive subscription right. The number of Bonds to be offered will be equivalent to the lesser amount between (i) the total of the Bonds pending of subscription, and (ii) a percentage of the total Bonds equivalent to the percentage of shares awarded in the OPA. The Bonds will be offered on the same terms as those offered to the Shareholders.

The Bonds will not be registered in the Securities Market Public Registry or in any registry or equivalent body under the securities market regulations of any state or foreign jurisdiction.

The offer to exercise preemptive subscription rights for the Bonds will be made exclusively in Peru, and the Bonds, preemptive rights certificates and the Shares will not be registered under the U.S. Securities Act of 1933 (the “Securities Act”).

The Shares may qualify as “restricted securities” (as defined under Rule 144 of the Securities Act), in which case the Shares will have limitations on their transfer within the United States to persons who qualify as U.S. Persons (as defined under Regulation S).

4. Currency	Dollars of the United States of America (“US$”).
5. Amount and Nominal value	Up to a maximum amount of US$ 90,000,000.00 The nominal value of the Bonds will be US$1,000.00 (the “Nominal Value”).

6. Use of proceeds
(i)     To repay financial obligations and suppliers of the Issuer;

(ii)    Make a capital contribution or loan(s) to GyM S.A., in order for the latter to reduce or restructure its liabilities.

(iii)   Finance the internal restructuring initiatives; and/or

(iv)   To pay obligations of the Issuer or of one or more of its Subsidiaries: (a) before SUNAT and/or (b) by means of civil and/or administrative liability, imposed by a judicial and/or administrative resolution or agreed upon in a settlement or conciliation.

The subscribers of Subscription Agreements who are holders of the claims indicated in paragraph (i) above, may set-off the payment of the subscription of the Bonds, regulated in the Subscription Agreement, against the claims indicated above.

7. Term and amortization
The Bonds will have a term of thirty (30) months, as of the issue date, and, with respect to the portion of principal that has not been subject to early redemption, whether voluntary or mandatory, pursuant to section 11, they will be payable in a single payment for the total amount at the expiration of such thirty (30) month term (the “Expiration”).

8. Interest
8.0% annual.

Interest will be paid quarterly and will be calculated assuming a 360-day year composed of twelve months of 30 days, excluding the previous expiration date[1] and including the date corresponding to the expiration date.

9. Default Interest Rate	In case and event of default is verified, the Issuer must pay on the unpaid principal amount, in addition to the interest rate applicable according to item 8, an annual default interest rate of 2.0%.
10. Taxes
The Issuer will assume the taxes applicable in Peru, at the closing date of the offering, with respect to the payment of interest and the Repayment Fee made only in favor of the holders of the Bonds (“Bondholders”) who are persons not domiciled in Peru, but expressly exempting any tax related to the conversion of the Bonds.

11. Conversion
The Bonds may be converted into Shares of the Issuer on the following terms:

(a)    The conversion option may be exercised on the following occasions: (i) on the last business day of each month, as of the last business day of the sixth month counted from the issue date; (ii) the Business Day prior to the redemption date indicated in the Notice of Redemption; or, (iii) on the business day prior to Expiration.

(b)    The conversion price will be the minimum between (i) US$ 0.33 per Share and (ii) the 80% of the average price of the transactions occurring during the thirty (30) days prior to the conversion date, weighted by the volume of each transaction (the “Initial Conversion Price”). The Indenture will set forth  the cases and the form in which the Initial Conversion Price should be adjusted in order to reflect changes in the number or nominal value of the Shares and other situations which dilute the Initial Conversion Price, as well as the form to exercise the conversion right.

Each Bondholder, individually and at his discretion, may elect to convert all or part of their respective Bonds. Notwithstanding, the conversion shall be carried out for the entirety of each Bond, with no partial conversion of a Bond.

1 In the case of the first period, excluding the issuance date.

12. Early Redemption
The Issuer may proceed to Purchase the Conversion Right and necessarily to redeem the Bonds in advance voluntarily (the “Voluntary Redemption”), until the day before the last business day of the sixth month counted from the date of issue (the “Maximum Voluntary Redemption Date”). The Issuer must pay in the date of Voluntary Redemption, the Conversion Right Purchase Compensation in addition to the applicable Repayment Fee in accordance with section 14 and the accrued and unpaid interest up to the date of redemption.

The Voluntary Redemption must be made for the entirety of the Bonds (not partially).

The Issuer must redeem the Bonds in advance (“Mandatory Redemption”), in the cases and subject to the provisions of this section.

(a)     The Issuer must use 100% of the net proceeds obtained (according to its ownership interest in the asset) in each of the following cases to make a Mandatory Redemption:

(1)    The sale of a participation, direct or indirect, including any assignment of dividends and/or a transaction with equivalent effect, in any of the following entities: Norvial S.A., GyM Ferrovías S.A., Graña y Montero Petrolera S.A. and Viva GYM S.A., except for the spin-off process of Concar and the permitted transfers of shares at the level of the same economic group that do not generate a profit for the Issuer (corporate reorganizations); it is established that in the case of the sale of a participation in Viva GYM S.A., 100% of the net proceeds obtained must be used, after paying obligations with creditors that have preference with respect to the shares or assets of Viva GYM S.A.

(2)    The sale of any capital asset of the Issuer or any of its subsidiaries (excluded, in the case of Viva GYM S.A., certain assets that such subsidiary sells as means of financing the normal course of its business), subject to an exception for a total aggregate amount of up to US$ 2,000,000.00 for the Issuer and its subsidiaries (other than Viva GyM S.A.) and up to US$ 13,000,000.00 for Viva GyM S.A. and to the extent that the net proceeds of such sale are used in full to pay liabilities that are due at the date of sale of such asset or are due as a result of the sale of the asset (since such sale is regulated as a mandatory pre-payment obligation) or for the payment of the existing loan with Bancolombia and BanBif; provided that, in the case of the assets of Viva GyM S.A, 100% of the net proceeds obtained must be used, after paying obligations to the above mentioned creditors. The provisions of this section are not applicable to assets related to the Issuer and its subsidiaries in Terminales del Perú and in Oiltanking Andina Services Peru S.A., as well as to sales made by subsidiaries in the ordinary course of business.

(3)    Any capital increase of the Issuer. In such case, prior to making the Mandatory Redemption, those Bondholders who wish to convert their Bonds into Shares[2] may do so at a Conversion Price that will be the lesser amount between (a) the Conversion Price referred in section 11(b); and (b) a placement value per share equal to 80% of the price at which the shares representing the capital stock increase are offered to the Issuer's shareholders in the respective preemptive subscription process.

(4)     Any new indebtedness, different from the Permitted Indebtedness, obtained by the Issuer, Norvial S.A., GyM Ferrovías S.A., Graña y Montero Petrolera S.A. and Viva GyM S.A., except for indebtedness for working capital up to US$5,000,000.00 (five million and 00/100 Dollars of the United States of America) on a consolidated annual basis.

(b)    The price to be paid for each redeemed Bond shall be equal to 100% of the principal amount owed on the respective Bond, plus the Repayment Fee set forth in section 14, plus the accrued and unpaid interest up to the date of redemption. The amount to be applied to the Mandatory Redemption shall be applied in the following order: (i) fees and expenses, (ii) default interest rate, (iii) interest rate and, (iv) principal of the Bonds.

(c)    Prior to effecting the Mandatory Redemption, and the implementation of the events mentioned in previous literal (a), the Issuer must send to the Bondholders a written communication (the “Notice of Redemption”) informing (i) the fact that a Mandatory Redemption is to be performed, (ii) the event that originated the Mandatory Redemption, (iii) the amount to be redeem, and (iv) the date of redemption, which must be not less than 10 nor more than 20 days after the date of the Notice of Redemption. If the Mandatory Redemption occurs after the Maximum Voluntary Redemption Date, those Bondholders who wish to convert their Bonds into Shares may do so on the business day prior to the redemption date indicated in the Notice of Redemption, at the Conversion Price referred in section 11(b).

The Issuer may carry out a Mandatory Redemption for an amount less than the total of the Bonds in circulation, in which case the minimum sale price in the cases described in paragraphs (a)(1) and (a)(2) will be determined by a financial advisor hired by the Issuer; provided that such minimum price may not be less than 80% of the value of the asset in question, as estimated by such financial advisor.

In the event of section (a)(4), the Mandatory Redemption shall necessarily be for the entirety of the Bonds.

13. Alternative repayment plan
If after twelve (12) months from the date of issue, the Issuer has not redeemed all of the Bonds through a Voluntary Redemption or through a Mandatory Redemption, the Issuer must, prior to Expiration, use the proceeds it obtains from implementing one or more of the following actions (the “Alternative Plan”) to pay in full for the Bonds:

(a) Make a capital stock increase;

(b) Issue new debt;

(c) Sell, in whole or in part, its shares in GyM Ferrovías S.A., or its rights to receive dividends from such company;

(d) Sell, in whole or in part, its shares in Graña y Montero Petrolera S.A.;

(e) Sell, in whole or in part, its shares in Viva GYM S.A.; and/or

(f) Sell, in whole or in part, its shares in Norvial S.A.

The price to be paid for each Bond that is redeemed will be equal to 100% of the outstanding principal of the respective Bond, plus the Repayment Fee established in section 14, plus the accrued and unpaid interests until the redemption date.

For purposes of implementing the Alternative Plan, the Issuer must hire one or more financial advisors, and in coordination with them, hire a legal advisor.

The Issuer shall use its best efforts to ensure that the Alternative Plan is implemented, formalized and executed within a maximum of twelve (12) months from the expiration of the twelve (12) month period from the issue date. Once the funds from the implementation of the selected Alternative Plan are received, the Issuer shall redeem all the Bonds within a maximum term of twenty (20) Business Days from the date of receipt of the funds. Likewise, the Parties expressly state that in the event of literal (b), the redemption shall necessarily be for the entirety of the Bonds.

2 During the period between the Notice of Redemption and the day before the redemption date.

14. Repayment fee
In case of repayment of the Bonds, the Issuer must pay a fee (the “Repayment Fee”) equal to the Nominal Value multiplied by the percentage in the following table corresponding to the date of the Voluntary Redemption, Mandatory Redemption, the redemption according to the Alternative Plan or the repayment for expiration of the term, plus Value Added Tax (18%) (“VAT”), if applicable:

Date of repayment	Percentage
Up to 6 months from the date of issue	5.0%
Between (i) 6 months and one day and (ii) 12 months from the date of issue	6.0%
Between (i) 12 months and one day and (ii) 18 months from the date of issue	7.0%
Between (i) 18 months and one day and (ii) 24 months from the date of issue	8.0%
From 24 months and thereafter (including, for purposes of clarifying any doubt, the payment of the current Nominal Value of the Bonds at Expiration).	9.0%

15. Structuring fee
The Issuer will pay to the Bondholders a fee equivalent to 1.5% of the Nominal Value of the issued Bonds plus VAT, if applicable (the “Structuring Fee”). The Structuring Fee will be paid on the issue date and will be discounted from the amount to be paid by the Bondholders to the Issuer.

16. Purchase of the Conversion Right
The Issuer will have the right to acquire the right of the Bondholders to convert the Bonds into Shares, which will result in the extinction of such right to conversion. The Issuer will be entitled to Purchase the Conversion Right only before the Maximum Voluntary Redemption Date. Such acquisition will be made at a price equivalent to 4.00% of the current Nominal Value of the Bonds (the “Conversion Right Purchase Compensation”) and may only exercise that right until the Voluntary Redemption. Once the Maximum Voluntary Redemption Date has been reached, the right of the Issuer indicated in this section will be automatically extinguished.

17. Guarantees
The obligations of the Issuer under the Bonds will be secured by:

(a)   a Guarantee Trust in respect of the following rights and assets:

(i)     Collection rights and cash flows on the dividends owned by the Issuer in Adexus S.A;

(ii)    Collection rights and cash flows from the sale of Adexus S.A.’s shares;

(iii)   Collection rights and cash flows from dividends owned by the Issuer in Graña y Montero Petrolera S.A., except for the eventual sale of Terminales del Perú and Oiltanking Andina Services Peru S.A.; and

(iv)    Cash flows from dividends owned by the Issuer in GyM Ferrovías S.A. and Norvial S.A.

(b)  Pledge over the shares in Graña y Montero Petrolera S.A. owned by the Issuer (95%).

(c)  Junior trust over the shares in Viva GyM S.A. owned by the Issuer (99.5%) and subject to senior trust in favor of the creditors of the local syndicated line (as per credit agreement dated July 31, 2017).

18. Documentation
The Bonds will be issued through an Indenture (the “Indenture”) between the Issuer and a third party designated by the Issuer to act as a representative of the future bondholders (the “Representative of the Holders of the Bonds”).

The Bonds will be placed, prior execution between the respective investor and the Issuer of a bond subscription agreement (the “Subscription Agreement”).

19. Conditions
The subscription and placement of the Bonds will be subject to the usual conditions for this type of financing.

In the respective Subscription Agreement, those subscribers who subscribe the Bonds in exercise of their preemptive subscription right must make certain statements regarding their compliance with the eligibility requirements for a private placement under paragraph a) of Article 5 of the SML.

Additionally, in the case of investors not residing in Peru, in the respective Subscription Agreement, the respective subscriber must represent and guarantee that he or she is not a “U.S. Person” (as per Rule 902 of the Securities Act) or, if so: (i) be a (1) “accredited investor” (under Rule 501(a) of the Securities Act) or (2) a “qualified institutional buyer” (under Rule 144A of the Securities Act); and (ii) not be an “affiliate” (under Rule 144 of the Securities Act) of the Issuer.

20. Obligations and restrictions
Without prejudice to the obligation to pay principal and interest on the agreed dates (including the default interest), the Issuer will assume, in the Indenture, usual obligations to do or not to do in this type of financing, including the following restrictions:

(a)  Limitations on distributions to shareholders;

(b)  Limitations on incurring new indebtedness (except for a Mandatory Redemption for the entire Bonds or as part of the Alternative Plan, subject to certain exceptions, including an exception for new debt for working capital up to US$ 5,000,000 (five million and 00/100 Dollars of the United States of America) on a consolidated annual basis;

(c)  Limitations on the sale of assets (other than for a Mandatory Redemption of the entire Bonds or as part of the Alternative Plan and by those that are expressly permitted in the Indenture);

(d)  Limitations on the constitution of new liens except to secure indebtedness obtained to perform a Mandatory Redemption for the total of the Bonds or as part of the Alternative Plan or indebtedness except for the limitations on indebtedness set forth in the Indenture;

(e)  Limitations on making certain payments and investments, except by those expressly permitted in the Indenture;

(f)  Restrictions on making certain transactions such as mergers and acquisitions, except by those expressly permitted in the Indenture;

(g)  Prohibition to provide new pledges or guarantees to third parties, except by those expressly permitted in the Indenture; and

(h)  Financial covenants, which will be measured on a quarterly basis:

a.      Consolidated Debt to Consolidated EBITDA less than 4.5x at each measurement date prior to January 1, 2022 and less than 4.3x at each measurement date after January 1, 2022.

b.      Debt Service Coverage not less than: (y) 1.40:1.00 if the outstanding principal amount of the Bonds is equal to or greater than US$75'000,000.00 (Seventy-five million and 00/100 Dollars of the United States of America); and, (z) 1:60:1.00 if the outstanding principal amount of the Bonds is less than US$75'000,000.00 (Seventy-five million and 00/100 Dollars of the United States of America).

21. Rating
The Issuer must request the credit rating of the Bonds, and such rating must be obtained no later than four (4) months from the issue date, subject to the fact that a certain minimum rating will not be required.

22. Applicable law and dispute resolution
The Bonds, the Indenture and the Subscription Agreements shall be governed by the laws of the Republic of Peru.

Any dispute shall be resolved by arbitration of law, administered by and in accordance with the rules of the International Arbitration Center of the American Chamber of Commerce of Peru and Legislative Decree No. 1071 or its substitute regulation.

For any intervention by the judges and ordinary courts within the regulations applicable to the arbitration procedure, the parties expressly submit themselves to the jurisdiction of the judges and courts of the judicial district of Lima-Cercado, waiving the jurisdiction of their domiciles.

23. Interruption of the offering:
The Issuer has the right to cancel the issuance of the Bonds, without prejudice to the status of the process, at any time during the placement period, which extends from the date of signature of the Indenture and the issue date.

For such purpose, it will be sufficient for the Issuer to communicate in writing such decision to the Representative of the Holders of the Bonds.

Likewise, the Board of Directors designated representatives to determine the specific terms and conditions of the Transaction that had not been determined by the General Shareholders' Meeting or the Board of Directors, as well as for the execution, performance or realization of any contract, agreement, complementary act or procedure before public or private entities, or formality that is convenient or necessary, in order to realize, implement, make viable, formalize or perfect the offer, placement, issuance and registration of the Bonds, including those that are necessary to record the scope of this private offer and that the same does not constitute a public offer under the laws of Peru or any other jurisdiction.

Finally, it is hereby stated that the convertible bonds to be issued have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act of 1933”), or under the securities laws of any state or jurisdiction outside Peru.
In this sense, the securities that are issued will be made available to investors only in Peru in accordance with the applicable Peruvian legislation (General Corporation Law (Ley General de Sociedades), Law No. 26887, and Sole Ordered Text of the Securities Market Law (Texto Único Ordenado de la Ley del Mercado de Valores) approved by Supreme Decree No. 093-2002-EF, as both rules have been modified from time to time), and may not be offered, sold, resold, transferred, delivered or distributed, directly or indirectly, in or within the United States of America under the securities laws of that country or in other jurisdictions where it is prohibited. In addition, convertible bonds that are issued may not be offered, sold or subscribed, except through a transaction that is exempt from, or not subject to, the registration requirements of the U.S. Securities Act of 1933.

Annex No. 2

Terms and Conditions for Exercising Preemptive Rights under the Issuance of Convertible Bonds

Trigger of the Preemptive Right	:	Issuance of bonds convertible into shares of the Company (the “Bonds”)
Size of the Offering	:	Up to US$90,000,000.00 (Ninety Million and 00/100 Dollars of the United States of America) (the “Offering”)
Class and Number of Bonds to be Issued	:
Up to 90,000 Bonds will be issued, with a nominal value of US$1,000.00 (One thousand and 00/100 Dollars of the United States of America) each.

The Bonds represent debt obligations of the Company, convertible into new common shares, with voting rights, representing a part of the Company's capital stock.

The Bonds will be nominative, indivisible, freely negotiable (subject to the terms and conditions of the Offering).

Placement Value	:	US$1,000.00 (One thousand and 00/100 Dollars of the United States of America) for each Bond (the “Placement Value”).
Percentage of Subscription	:
0.010322%. In this regard, for the purposes of the calculation, it shall be considered that, for each issued share of the Company, a subscription right equivalent to 0.010322 shall be computed.

The methodology for the assignment of the values and round-off in application of the subscription percentage is found below.

Rounds for Exercising the Preemptive Rights	:
The exercise of the preemptive rights may be exercised in two (2) rounds.

The first round will have a duration of seventeen (17) business days, starting on February 1, 2021 at the opening of trading hours in the Lima Stock Exchange (Bolsa de Valores de Lima) and ending on February 23, 2021 at the closing of the trading hours at the at the during the trading hours in the Lima Stock Exchange (Bolsa de Valores de Lima) (the “First Round”).

The second subscription round will have a duration of three (3) business days, starting on February 24, 2021 at the opening of trading hours in the Lima Stock Exchange (Bolsa de Valores de Lima) and ending on February 26, 2021 at the closing of the trading hours at the at the during the trading hours in the Lima Stock Exchange (Bolsa de Valores de Lima) (the “Second Round” and together with the First Round, the “Rounds”).

Number of shares entitled to participate in the subscription	:
871’917,855 common shares with a nominal value of S/ 1.00 (One and 00/100 Peruvian Sol) each.

In the case of holders of common shares of the Company represented in book-entry form in CAVALI, the information regarding the percentage of subscription applicable to them in the First Round, according to the number of shares they hold, will be available as of the first day of the First Round at the offices of their brokerage firm or CAVALI participant, as the case may be, as well as at the offices of the Company, located at Av. Paseo de la República 4675, Surquillo district, Lima, for which the following persons may be contacted, Renzo Arboccó Illescas and Paola Pastor Aragón, from Monday to Friday from 9:00 a.m. to 06:00 p.m, at Tel. +51(1)213-6565 and via e-mail at: Renzo.arbocco@aenza.com.pe or paola.pastor@aenza.com.pe.

In the case of holders of common shares of the Company represented by physical certificates, the information regarding the percentage of subscription applicable to them in the First Round, according to the number of shares they hold, will be available as of the first day of the First Round, only at the offices of the Company, during the same hours indicated above.

The information regarding the number of common shares which they are entitled to subscribe in the Second Round for those persons who took part in the First Round, will be available at the offices of their brokerage firm or CAVALI participant, as the case may be, as well as at the offices of the Company, during the same hours indicated above.

Benefits of the securities to be subscribed	:
The Bonds subscribed grant their holders the rights set forth in the Offering documents. Also, the shares into which the Bonds can be converted will have the same rights as the common shares currently in circulation.

Bank account for the payment of the subscription of the Bonds and payment method	:
The payments for the subscription of the Bonds must be made in the bank account and according to what is indicated in the respective subscription agreement, in the terms set forth as an annex to the Indenture.

The Placement Value must be paid in full at the time indicated in the respective subscription agreement, in Dollars of the United States of America. It is hereby recorded that payment for the subscription of the Bonds may be made by set-off against the indebtedness that the Issuer intends to pay with the proceeds of the Offering.

Incorporation of the preemptive right in the Certificates	:
The preemptive right that corresponds to each of the shareholders is incorporated in preemptive subscription certificates (the “Certificates”). Each Certificate will entitle the holder to subscribe one (1) Bond on the First Round.

The Certificates will be represented in book-entry form at CAVALI for shares represented in book-entry form, and in physical certificates, for shares represented by physical certificates.

Registration Date and Cut-off Date	:
The date of registration will be January 29, 2021 (the “Registration Date”). The cut-off date will be determined in accordance with applicable regulations.

The Certificates will be issued in favor of the shareholders who, on the Registration Date, are registered as such with CAVALI, or in the Company's share registry, as the case may be, in proportion to their holdings.

Date of Delivery of the Certificates	:
The delivery of Certificates will be February 1, 2021, as of which such certificates will be available to the Company's shareholders.

The Certificates represented in book-entry form at CAVALI will be delivered by recording an entry at CAVALI on behalf of the corresponding shareholders. Certificates represented in physical certificates will be available to its beneficiaries at the Company's offices, located at Av. Paseo de la República 4675, Surquillo district, Lima, by contacting Renzo Arboccó Illescas and Paola Pastor Aragón, from Monday to Friday from 9:00 a.m. to 06:00 p.m, at telephone +51(1)213-6565 and at e-mails: Renzo.arbocco@aenza.com.pe or paola.pastor@aenza.com.pe.

In order to proceed with the delivery of the Certificates represented in physical certificates, the interested parties must appear in person presenting a copy of their identity card in case of individuals and, in case of companies, with: (i) a letter of instruction signed by the legal representative of the company and notarized requesting the delivery of the Certificates to a specific representative; (ii) a legalized copy of the power of attorney authorizing the request for the issuance of the Certificates; (iii) a good standing certificate on the validity of the power of attorney of the legal representative, issued within the last 30 days; and, (iv) a copy of the identity document of the legal representative.

The Certificates will be available to shareholders until February 23, 2021.

Methodology for assigning the securities to be subscribed as a result of the application of the Subscription Percentage	:
If, due to the application of the Subscription Percentage or the proration in any of the Rounds or in the fixing of the remaining amount, the fraction of a Bond is obtained, said fraction will be rounded off to the immediately lower whole number.

In the event that the rounding technique established in the previous paragraph results that the number of Certificates to be assigned to the shareholders is less than the number of Bonds to be offered to be subscribed, the remaining Certificates must be assigned as follows:

(i)   Certificates will be issued to shareholders who, prior to the rounding off, were closer to one (1).

(ii)  In the event of a tie in criteria (i) above, the shareholders with the largest number of common shares shall have priority in order to minimize the effect on the shareholdings.

The obligation to pay the Bonds to be subscribed will correspond to the amount stated in the respective Certificates, which will be equivalent to the total amount of the Placement Value of said Bonds, considering the aforementioned rounding off.

Term and form for the negotiation of the Certificates	:
The Certificates may be freely negotiated in the Lima Stock Exchange (Bolsa de Valores de Lima) or outside it, in compliance with the rules that govern the transfer of securities, for a period of fifteen (15) business days, from February 1, 2021 until February 19, 2021. The expiration date of the Certificates will be February 26, 2021.

In any case, the intervention of a brokerage firm will be mandator. The provisions set forth in CONASEV Resolution No. 27-1995-EF/94.10 will apply.

Holders of Certificates represented by physical certificates who wish to trade them may do so within or outside the stock exchange. In the first case (for transfers within the Lima Stock Exchange), they must previously dematerialize them. The dematerialization process is entirely responsibility of the holder of the Certificates. Likewise, the holders that trade their Certificates within the stock exchange must consider the timely settlement of their trading operations, in order to be able to exercise their preemptive subscription right.

Terms and procedure for subscription	:
1.   First Round: In the First Round, once the decision to participate in the Offering by subscribing the Bonds has been made, the holders of Certificates must proceed as follows:

(A)  Holders of Certificates must contact the Company directly or its brokerage firm, in either case indicating the number of Bonds they wish to subscribe.

(B)  Holders of Certificates must sign the respective subscription agreement.

(C)  Payment will be made at the time provided in the respective subscription agreement.

(D)  The subscription process at the First Round shall be deemed to have been satisfactorily completed once the subscriber has complied with the execution of the respective subscription agreement.

2.   Second Round: If at the end of the First Round there are still unsubscribed Bonds, those who have participated in it may subscribe, in the Second Round, all the remaining Bonds in proportion to their shareholding, considering the Bonds subscribed in the First Round, in accordance with the last paragraph of Article 209 of the General Corporation Law (Ley General de Sociedades). For purposes of calculating the number of Bonds that the persons who, without being shareholders, acquired Certificates and participated in the First Round, it must be considered the amount of the Bonds that they have subscribed in exercise of the preemptive subscription right acquired, as well as the shares that would correspond to the ownership of the shareholder who transferred the right to them. Accordingly, for purposes of considering the Bonds subscribed in the First Round as a part of the shares of a person with the right to participate in the Second Round, such Bonds subscribed in the First Round will be considered as shares applying the Subscription Percentage.

In the Second Round, after being informed about the number of Bonds that have the right to subscribe and once the decision to participate in the Second Round has been taken, the shareholders must proceed in the following manner:

(A)   Those persons who wish to subscribe Bonds during the Second Round of subscription should contact the Company directly or their brokerage firm, in either case indicating the number of Bonds they wish to subscribe for. Payment for the subscription of Bonds must be made in accordance with the provisions of the respective subscription agreement.

(B)    As in the First Round, the subscription process in the Second Round shall be deemed to have been satisfactorily completed once the subscriber has complied with the execution of the respective subscription agreement.

Form of the Bonds	:	The Bonds will be represented by book entries in Cavali S.A. ICLV's accounting record.
Interruption of the preemptive subscription procedure	:
The Company may, at any time, indefinitely interrupt and cancel the preemptive subscription procedure, if it exercises its power to cancel the Offering, without assuming any liability to its shareholders or third parties arising from the negotiation of Certificates.

Clarification of the terms of the Offering	:
Until the date in which the Bonds are issued, the Company may clarify the terms and conditions of the Offering (and amend the Indenture accordingly), provided that such clarifications do not entail an amendment of the main terms and conditions of the Offering and the consent of the respective subscriber is obtained; provided further that, in the event that such amendment take place without the respective subscriber’s consent, such subscriber will have the right to render the respective subscription agreement without effect.

Important Information for the Subscriber	:
The Certificates, as well as the Bonds that are issued as a result of the exercise of the preemptive subscription right incorporated in such securities and those that are issued as a result of the private offer (in case the full amount of Offering has not been placed after the Second Round is completed), have not been and will not be registered under the U.S. Securities Act of 1933, as amended (hereinafter, “U.S. Securities Act of 1933”), or under the securities laws of any state or jurisdiction outside Peru.

In this sense, the securities that are issued will be made available to investors only in Peru in accordance with the applicable Peruvian legislation, and may not be offered, sold, resold, transferred, delivered or distributed, directly or indirectly, in or within the United States of America under the securities laws of that country or in other jurisdictions where it is prohibited. In addition, the Bonds that are issued may not be offered, sold or subscribed, except through a transaction that is exempt from, or not subject to, the registration requirements of the U.S. Securities Act of 1933.

This communication is not an offer to sell or a request of an offer to buy securities in the United States of America or from persons in that country.

Availability of the Indenture	:
The Indenture and the draft subscription agreement will be available at the office of the Company at Av. Paseo de la República 4675, Surquillo district, Lima, by contacting Renzo Arboccó Illescas and Paola Pastor Aragón, from Monday to Friday from 9:00 a.m. to 06:00 p.m, at telephone +51(1)213-6565 and at e-mails: Renzo.arbocco@aenza.com.pe or paola.pastor@aenza.com.pe.